April 14, 2016

VIA EDGAR AND EMAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:    William H. Thompson
Anthony Watson
Donna Di Silvio
Re: TC Pipelines LP Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 26, 2016 File No. 1-35358

Ladies and Gentlemen:

    This letter sets forth the response of  TC PipeLines, LP (the "Partnership") to the comment letter dated April 4, 2016 from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") regarding the Staff's review of the Partnership’s above referenced filing.

    For your convenience, we have repeated below, in bold font, the Staff's comments in their entirety, with the Partnership’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Staff’s comment letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

How We Evaluate our Operations, page 41

1.
We note your presentation of EBITDA on page 46 includes an adjustment for the impairment of your equity investment. Measures referred to as EBITDA should not exclude items other than interest, taxes, depreciation and amortization. Please revise your presentation and discussion accordingly. Refer to Question 103.01 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures.

 RESPONSE TO COMMENT NO. 1:  The Partnership acknowledges the Staff’s comment and advises the Staff that, in future filings, to the extent that the Partnership excludes from earnings items other than interest, taxes, depreciation and amortization from its calculation of EBITDA, then the Partnership will use the phrase “Adjusted EBITDA” or similar terminology to refer to such non-GAAP measure.

Reconciliation of Net Income to EBITDA and Distributable Cash Flow, page 46

2.	Please explain to us why maintenance capital expenditures presented in the reconciliation do not agree with the table on page 54 setting forth your share of capital spending for maintenance of existing facilities and growth projects. Additionally, tell us why your table on page 54 does not agree to total capital expenditures as presented in the statements of cash flows.

 RESPONSE TO COMMENT NO. 2: The maintenance capital expenditure amounts expressed in the table on page 46 reflects the amount of maintenance capital expenditures attributable to the Partnership and its consolidated subsidiaries.   Those amounts do not include the Partnership’s share of maintenance capital expenditures amounts attributable to the Partnership’s equity investments. Maintenance capital expenditures of those entities are reflected through the inclusion of “Distributions from equity method investments” and exclusion of “Equity earnings” as these entities withhold an amount of cash that is designated to be used for maintenance capital expenditures from cash that is distributed to the Partnership.  By contrast, the maintenance amount provided in the table on p. 54 includes the Partnership’s proportionate share of maintenance capital expenditures of its equity investments as well maintenance capital expenditures attributable to the Partnership and its consolidated subsidiaries.  Total capital expenditures as disclosed in the statements of cash flows likewise exclude the Partnership’s proportionate share of its equity investments’ maintenance and growth capital expenditures. To the extent appropriate, the Partnership will clarify its related disclosure in future filings by providing disclosure similar to the following:

    “Maintenance capital expenditures reflected in the table above do not include amounts attributable to the Partnership’s proportionate share of maintenance capital expenditures amounts attributable to the Partnership’s equity investments”.

3.	Please disclose how you define maintenance capital expenditures along with clarification of specifically what you are maintaining.

RESPONSE TO COMMENT NO. 3:  Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets to replace or improve existing capital assets) made to maintain, over the long term, our operating capacity, system integrity and reliability. Examples of maintenance capital expenditures are expenditures to replace pipelines, to fund the acquisition of certain equipment, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. In future filings, the Partnership will include similar disclosure of how we define maintenance capital expenditures and clarifying what we are maintaining.

Consolidated Financial Statements of TC Pipelines, LP

Note 21 Contingencies, page F-25

4.	You disclose you have moved to dismiss the Employees Retirement System of the City of St. Louis complaint and you intend to vigorously defend against the claims asserted. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

RESPONSE TO COMMENT NO. 4: The complaint at issue in the Employees Retirement System of the City of St. Louis is derivative in nature, and as such, the Partnership would be the beneficiary of any monetary judgment.  The Partnership does incur legal fees in responding to the complaint but neither the legal fees nor the impact of other relief requested by the plaintiffs are expected to be material to the Partnership.   The Partnership will clarify this relationship to the case in future filings.

    The Partnership acknowledges that:

·	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filing.

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

·	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at 832-320-5282.

Very truly yours,
TC PIPELINES, LP By: TC PIPELINES GP, INC., its general partner By: /s/Nathaniel A. Brown Name: Nathaniel A. Brown Title: Controller and Principal Financial Officer

cc:	Gillian Hobson, Vinson & Elkins LLP